FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES Q1 RESULTS

Vancouver, Canada, July 17, 2017, Leading Brands, Inc. (NASDAQ: LBIX), announces results for its first quarter of fiscal 2017, which ended May 31, 2017. All financial amounts are denominated in Canadian dollars, with all financial figures rounded to the nearest $000.

The Company’s net loss from continuing operations for Q1 was $778,000 (or $0.28 per share) versus a net loss of $549,000 (or $0.19 per share) the prior year.

Gross revenue for Q1 2017 was $439,000, versus $427,000 in the comparable period of last year.

Discounts, rebates and slotting fees were $94,000 in Q1 2017, a decrease of $54,000 compared to the same period of the prior year. Selling, General and Administrative Expenses (“SG&A”) were $748,000 in Q1 of fiscal 2017, versus $783,000 in Q1 of the previous year.

Gross profit margin for the quarter was (2.5%), up from (15.6%) in the same quarter last year. The Company continues to adjust its operations from a bottler/distributor to simply that of a distributor and has made strides to reduce its cost of goods. Overheads allocated to cost of goods sold have taken longer to adjust.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q1 2017	Q1 2016
Net Income (Loss) from continuing operations	$(778,000)	$(549,000)
Add Back SBC	-	-
Net income (loss) before SBC	$(778,000)	$(549,000)

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q1 2017	Q1 2016
Net Income (Loss) per share from continuing operations	$(0.28)	$(0.19)
Add Back SBC	-	-
Net income (loss) per share before SBC	$(0.28)	$(0.19)

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q1 2017	Q1 2016
Net Income (Loss) from continuing operations	$(778,000)	$(549,000)
Add Back:
Interest, net	(9,000)	-
Depreciation and amortization	32,000	56,000
Non-cash stock based compensation	-	-
Non-cash income tax expense	-	-
Total Add Backs	23,000	56,000
EBITDAS	$(755,000)	$(493,000)

EBITDAS per share reconciles to earnings per share as follows:

	Q1 2017	Q1 2016
Net Income (Loss) per share from continuing operations	$(0.28)	$(0.19)
Add Back:
Interest, net	-	-
Depreciation and amortization	0.01	0.02
Non-cash stock based compensation	-	-
Non-cash income tax expense	-	-
Total Add Backs	0.01	(0.02)
EBITDAS	$(0.27)	$(0.17)

As at May 31, 2017 the Company had 2,802,412 outstanding common shares.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) and its subsidiaries are involved in the development, marketing, and distribution of the Company’s branded beverage products.

Non-GAAP Measures
Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

EBITDAS is a non-GAAP financial measure. EBITDAS is defined as net income (loss) before income taxes, interest expense, depreciation and amortization and stock-based compensation. EBITDAS should not be construed as a substitute for net income (as determined in accordance with GAAP) for the purpose of analyzing operating performance, as EBITDAS is not defined by GAAP. However, the Company regards EBITDAS as a complement to net income and income before taxes.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

©2017 Leading Brands, Inc.

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(table follows)

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended
	May 31, 2017	May 31, 2016

Gross Revenue	$439,244	$426,553
Less: Discount, rebates and slotting fees	(93,611)	(147,584)
Net Revenue	345,633	278,969

Cost of sales	354,132	322,559
Operations, selling, general & administration expenses	748,408	782,635
Depreciation of property, plant and equipment	31,616	55,939
Interest, net	(9,377)	-
Change in fair value of derivative liability	(2,207)	(26,042)
Gain (loss) on disposal of assets	1,065	(306,774)
	1,123,637	828,317
Net income (loss) before taxes from continuing operations	(778,004)	(549,348)
Income tax expense	-	-
Net income (loss) from continuing operations	$(778,004)	$(549,348)

Net income (loss) from discontinued operations	(54,774)	844,223
Net and Comprehensive income (loss)	(832,778)	294,875

Basic earnings (loss) per common share
Continuing operations	$(0.28)	$(0.19)
Discontinued operations	(0.02)	0.29
Net basic earnings (loss) per common share	$(0.30)	$0.10

Diluted earnings (loss) per common share
Continuing operations	$(0.28)	$(0.19)
Discontinued operations	(0.02)	0.29
Net diluted earnings (loss) per common share	$(0.30)	$0.10

Weighted average common shares outstanding
Basic	2,802,412	2,859,697
Diluted	2,802,412	2,859,697